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                             October 20, 2022

       Alex Valdes
       Chief Financial Officer
       T Stamp Inc.
       3017 Bolling Way NE, Floors 1 and 2
       Atlanta, GA 30305

                                                        Re: T Stamp Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed April 7, 2022
                                                            File No. 001-41252

       Dear Alex Valdes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 48

   1. You state that management conducted an evaluation of your disclosure controls and procedures (DCP) as of
the end of this annual report and concluded that your DCPs were effective. However,
under    Management's Report on Internal Controls over Financial
                                                        Reporting" you disclose
that in connection with the audit of your financial statements for the year ended December
31, 2021, your independent auditor identified material
                                                        weaknesses in your
internal controls over financial reporting (ICFR). Please explain to us how management
determined that your DCPs were effective at December 31, 2021 in light of the existing
material weaknesses. Your explanation should be comprehensive and address all of the
components of the definition of disclosure controls and procedures. We refer you to Sections
II.D and E of SEC Release 33-8238, in which the Commission
                                                        recognizes that there
is substantial overlap between ICFR and DCP. Please include in your response, an
explanation as to how you determined that the material weaknesses in
 Alex Valdes
T Stamp Inc.
October 20, 2022
Page 2
      your ICFR were not one of the components of ICFR that is also included in DCP.
      Similarly, address management's consideration as it applies to your DCP evaluations as disclosed in your March 31, 2022 and June 30, 2022 Form 10-Q filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joyce Sweeney, Staff Accountant at 202-551-3449 or Kathleen Collins,
Accounting Branch Chief at 202-551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameAlex Valdes
                                                          Division of
Corporation Finance
Comapany NameT Stamp Inc.
                                                          Office of Technology
October 20, 2022 Page 2
cc:       Andrew Stephenson
FirstName LastName